Via EDGAR and Federal Express

May 31, 2018

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Charah Solutions, Inc.

Draft Registration Statement on Form S-1

Filed May 18, 2018

Correspondence dated May 29, 2018

File No. 333-225051

Set forth below are the responses of Charah Solutions, Inc. (referred to herein as “we” or the “Company”) to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 30, 2018, with respect to the Company’s Registration Statement on Form S-1, File No. 333-225051, initially filed with the Commission on May 18, 2018 (the “Registration Statement”), with a subsequent valuation correspondence submission to the Commission by mail on May 29, 2018.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in the responses correspond to the Registration Statement unless otherwise specified.

Form S-1

General

1.	We note that you have removed the controlled company status disclosures. It appears that you are a controlled company under NYSE rules. Please advise.

RESPONSE:

We respectfully note the Staff’s comment and advise that, while the Company will be a controlled company under the NYSE and the Commission’s rules, the Company does not intend to avail itself of the exemptions from the NYSE and the Commission’s corporate governance standards that may be available to a controlled company. We undertake to include in a future amendment to the Registration Statement a statement to such effect.

Correspondence dated May 29, 2018

Prospective Summary

2.	We note your disclosure herein and elsewhere in your submitted changed pages that you plan to issue 223,994 shares of restricted stock that will be granted to certain of your employees under your omnibus incentive plan in connection with the closing of this offering as well as 1,441,189 shares of common stock, of which, 1,080,889 will be subject to time based vesting conditions, as well as performance vesting conditions. With reference to the appropriate authoritative literature, please tell us how you will account for these issuances and address the need to disclose the potential impact these issuances will have on your financial results.

RESPONSE:

We respectfully note the Staff’s comment and advise that we plan to account for the 223,994 shares of restricted stock that will be granted to certain of our employees under our omnibus incentive plan as compensation expense in accordance with ASC 718.

Additionally, the corporate reorganization and the issuance of the 1,441,189 shares of common stock, including 1,080,889 shares subject to time-based and performance vesting conditions (the “Reorganization Stock”), will not result in additional compensation expense for the Charah profits interests, referred to in the Registration Statement as the Charah Management Incentive Units, but will result in compensation expense for the Allied profits interests, referred to in the Registration Statement as the Allied Management Incentive Units. The Reorganization Stock will be issued to certain members of management who currently hold the profits interests (both the profits interests represented by the Charah Management Incentive Units and the Allied Management Incentive Units) in the entities that are being contributed to the Company. The Company is issuing the Reorganization Stock to these individuals in exchange for the contribution of their profits interests to the Company. The amount of the Reorganization Stock issued is based off the value of the profits interests that will be contributed to us in exchange for such Reorganization Stock. Additionally, the portion of the Reorganization Stock that is subject to vesting is subject to both time and performance vesting conditions, whereas the contributed profits interests were only subject to time vesting conditions. As a result, there is no new incremental value attributable to the awards exchanged for the Charah Management Incentive Units, and as a result no material impact to the total compensation expense initially recognized for the Charah Management Incentive Units; however, the timing of recognition of the compensation expense may be different based on the timing of when the new vesting criteria is achieved. However, immediately prior to the contribution of the Allied Management Incentive Units, the hurdle rate of the Allied Management Incentive Units profits interests will be lowered, resulting in compensation expense to be recognized. We plan to account for the issuance of the Reorganization Stock in accordance with ASC 718.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Julian Seiguer of Kirkland & Ellis LLP at (713) 836-3334, Michael Rigdon of Kirkland & Ellis LLP at (713) 836-3647 or Bruce Kramer of Charah Solutions, Inc. at (502) 815-5014.

Very truly yours, CHARAH SOLUTIONS, INC.

By:	/s/ Bruce Kramer
Name:	Bruce Kramer
Title:	Chief Financial Officer and Treasurer

Enclosures

cc:	Sherry Haywood (Securities and Exchange Commission)

Asia Timmons-Pierce (Securities and Exchange Commission)

Tracy Mariner (Securities and Exchange Commission)

Jeanne Baker (Securities and Exchange Commission)

Charles Price (Charah Solutions, Inc.)

Bruce Kramer (Charah Solutions, Inc.)

Julian Seiguer (Kirkland & Ellis LLP)

Michael Rigdon (Kirkland & Ellis LLP)

Richard Truesdell (Davis Polk & Wardwell LLP)

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